[redacted]

11020775

UNI'
SECURITIES AND I
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2011
WASH, D.C.
189

*AB 3/21

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Enterprise Inv. Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55474 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave K. Stewart 612-678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth St., Suite 1400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VS 3/30

OATH OR AFFIRMATION

I, Dave K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Enterprise Investment Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

American Enterprise Investment Services, Inc.
SEC File Number: 8-42582
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

American Enterprise Investment Services, Inc.

Statement of Financial Condition

December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Enterprise Investment Services, Inc.

We have audited the accompanying statement of financial condition of American Enterprise Investment Services, Inc. (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of American Enterprise Investment Services, Inc. as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 11, 2011
Minneapolis, Minnesota

American Enterprise Investment Services, Inc.
Statement of Financial Condition
(In thousands, except share data)
December 31, 2010

Assets		
Cash and cash equivalents	$	128,814
Cash and investments segregated under federal and other regulations		1,686,819
Receivables:		
Customers		660,538
Brokers, dealers, and clearing organizations		17,124
Affiliates, net		3,337
Other (net of allowance of $2,250)		62,902
Securities borrowed		61,615
Accrued interest and dividends receivable		5,525
Furniture, equipment, capitalized software, and leasehold improvements (net of accumulated depreciation and amortization of $5,578)		18,697
Deposits with clearing organizations		5,349
Securities owned, at fair value		15,127
Goodwill		44,018
Other assets		7,015
Total assets	$	2,716,880
Liabilities and Stockholder's Equity		
Liabilities:		
Payables:		
Customers	$	2,162,584
Brokers, dealers, and clearing organizations		20,618
Affiliates, net		194,766
Other		10,230
Securities loaned		62,873
Accrued interest and dividends payable		5,525
Accrued compensation and expenses		6,003
Securities sold, not yet purchased, at fair value		2,905
Deferred taxes, net		10,465
Total liabilities		2,475,969
Stockholder's equity:		
Common stock, $1 par value:		
Authorized, issued and outstanding shares - 100		–
Additional paid-in capital		230,356
Retained earnings		10,555
Total stockholder's equity		240,911
Total liabilities and stockholder's equity	$	2,716,880

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Organization

American Enterprise Investment Services, Inc. (the Company) is a wholly-owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly-owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company executes and clears trades for accounts introduced by Ameriprise Financial Services, Inc. (AFSI), an affiliated company. The Company also executes trades for the Columbia Funds and other affiliates. It is a dealer in corporate and municipal bonds, U.S. Government and Agency securities and certificates of deposit. The Company is a clearing broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the National Association of Securities Dealers Automated Quotations (NASDAQ) and the Securities Investor Protection Corporation (SIPC).

Significant Accounting Policies

Basis of Financial Statement Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as liquid or readily marketable investments with original maturities of 90 days or less.

Cash and Investments Segregated Under Federal Regulations

Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, cash and other investments have been segregated in a special reserve account for the exclusive benefit of customers.

Receivable from/Payable to Customers

Receivables from customers primarily consist of margin loans to brokerage clients and are carried at the amount receivable. Payables to customers primarily consist of client cash held in brokerage accounts and are carried at the amount of customer cash on deposit.

Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to

deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned and the related amounts are included in accrued interest and dividends receivable and payable in the statement of financial condition.

Fixed Assets

Furniture, equipment, capitalized software and leasehold improvements are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of three to ten years.

Deposits with Clearing Organizations

Deposits with clearing organizations are carried at cost which approximates fair value.

Goodwill

Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that impairment may have occurred. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach. For the year ended December 31, 2010 the test did not indicate impairment.

Accrued Compensation and Expenses

Accrued compensation and expenses primarily represent amounts due to employees for compensation-related items.

Income Taxes

The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Fair Value

In January 2010, the FASB updated the accounting standards related to disclosure about fair value measurements. The standard expands the current disclosure requirements to include additional detail about significant transfers between Levels 1 and 2 within the fair value hierarchy and presents activity in the rollforward of Level 3 activity on

(In thousands)

a gross basis. The standard also clarifies existing disclosure requirements related to the level of disaggregation to be used for assets and liabilities as well as disclosures about the inputs and valuation techniques used to measure fair value. The standard was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the Level 3 rollforward, which are effective for interim and annual periods beginning after December 15, 2010. The Company adopted the standard in the first quarter of 2010, except for the additional disclosures related to the Level 3 rollforward, which the Company will adopt in the first quarter of 2011. The Company's adoption of the standard will not impact its statement of financial condition.

Future Adoption of New Accounting Standards

Receivables

In July 2010, the FASB updated the accounting standards for disclosures on the credit quality of financing receivables and the allowance for credit losses. The standard requires additional disclosure related to the credit quality of financing receivables, troubled debt restructurings and significant purchases or sales of financing receivables during the period. The standard requires that these disclosures and existing disclosures be presented on a disaggregated basis, similar to the manner that the entity uses to evaluate its credit losses. Disclosures of information as of the end of a reporting period are effective for interim and annual periods ending after December 15, 2010 and disclosures of activity that occurred during a reporting period are effective for interim and annual periods beginning after December 15, 2010. The Company's adoption of the standard will not impact its statement of financial condition.

3. Cash and Investments Segregated Under Federal and Other Regulations

Cash and Investments Segregated under Federal and Other Regulations of $1,665,000 have been segregated for the exclusive benefit of customers under Rule 15c3-3 of the SEC and $21,819 has been segregated for other regulations. The total balance of $1,686,819 is comprised of $1,389,137 of cash and $297,682 of investments. These investments consist of government sponsored or guaranteed securities and are carried at fair value.

4. Customer Receivables and Payables

Customer receivables include amounts due on margin and cash transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2010, less than 1% of receivables from customers are unsecured. The Company's affiliate, AFSI, establishes allowances for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation. It is the policy of the Company to monitor the market value of the collateral and to request additional collateral when necessary. Such collateral is not reflected in the accompanying statement of financial condition.

Customer payables represent free credit balances, funds deposited by customers and funds accruing to customers as a result of trades.

(In thousands)

The components of receivables from and payables to customers as of December 31, 2010, are as follows:

Receivables:	
Margin loans	$ 615,703
Other customer receivables	44,835
	$ 660,538
Payables:	
Free credit balances	$ 1,937,165
Other customer payables	225,419
	$ 2,162,584

5. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2010, are as follows:

Receivables:	
Securities failed to deliver	$ 2,003
Funds due from clearing organizations and other financial institutions	15,121
	$ 17,124
Payables:	
Securities failed to receive	$ 13,233
Funds due to other financial institutions	7,385
	$ 20,618

Broker receivables and payables arise primarily from securities transactions executed by the Company for AFSI customers, Columbia Funds and other affiliates. Broker receivables are generally collected within 30 days and are collateralized by securities in physical possession, on deposit, or receivable from customers or other brokers.

Broker payables represent amounts due upon the receipt of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2010, approximates the amounts owed.

The Company monitors the credit standing of each broker or clearing organization with which it conducts business. In addition, the Company monitors the market value of collateral held. It is the policy of the Company to request and receive additional collateral when required.

6. Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2010, securities owned by the Company and securities sold, not yet purchased by the Company were $15,127 and $2,905, respectively. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. Most holdings are debt securities.

7. Fair Values of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the quarter in which each transfer occurred.

The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Investments Segregated Under Federal Regulations and Securities Owned

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include equity securities and mutual funds traded in active markets. Level 2 securities include agency mortgage-backed securities, asset-backed securities, municipal and corporate bonds, U.S. and foreign government and agency securities.

Liabilities

Securities Sold, Not Yet Purchased

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include equity securities. Level 2 securities include primarily fixed income securities.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
		(in thousands)		
Assets				
Investments segregated under federal obligations		$ 297,682		$ 297,682
Fixed income securities		11,794		11,794
Government securities and agencies		671		671
Certificates of deposit		658		658
Equities and mutual funds	1,497	507		2,004
Total assets at fair value	$ 1,497	$ 311,312		$ 312,809
Liabilities				
Securities sold, not yet purchased	$ (4)	$ (2,901)		$ (2,905)
Total liabilities at fair value	$ (4)	$ (2,901)		$ (2,905)

During the reporting period, there were no material assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels.

Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers and clearing organizations; securities borrowed; securities loaned; deposits with clearing organizations; and amounts receivable from and payable to affiliates and customers. These financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

8. Financing Activities

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to cover losses that customers incur, or contra brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain collateral in compliance

(In thousands)

with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company enters into securities borrowing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed and custody agreements on terms which permit it to pledge or resell the securities to others. At December 31, 2010, the Company obtained securities with a fair value of approximately $869,288 on such terms, for which $197,462 have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

9. Related-Party Transactions

The Company is allocated certain administrative expenses by the Parent on a prorated basis.

The Company earns clearing fees related to ongoing services for customer accounts introduced by AFSI. Additionally, the Company earns clearing fee revenues from various affiliates, including Columbia Management Investment Services Corporation for networking and subaccounting fees primarily related to services performed on behalf of Columbia mutual funds for the management of customer books and records. The Company pays referral fees to AFSI for introducing client trades to the Company.

The Company's clients receive banking services through a partnership with an affiliate, Ameriprise Bank, FSB (Ameriprise Bank). Banking services provided to clients by Ameriprise Bank include checking, debit card, savings and similar deposit products.

The Company maintains a revolving line of credit with the Parent of up to $250 million. At December 31, 2010, the Company had drawn $180 million on this line of credit, which is reflected in payables to affiliates in the statement of financial condition. This line of credit bears an interest rate of LIBOR plus 115 basis points.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company also participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees. The plans include participant contributions and service related eligibility requirements.

(In thousands)

The Company participates in the Parent's Ameriprise Financial 2005 Incentive Compensation Plan (incentive awards). Employees are eligible to receive incentive awards including stock options, restricted stock awards, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The grant date fair value of restricted stock awards are paid in cash by the Company to the Parent creating a prepaid expense asset. The prepaid asset is then amortized as the awards vest.

10. Net Capital Provisions

As a registered broker/dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2010, the Company's net capital was $115,120 or 16% of aggregate debit balances, and $101,109 in excess of required net capital. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

11. Income Taxes

The Company's taxable income is included in the consolidated federal income tax return of the Parent. The provision for current income taxes is determined on a separate entity basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent that they can be utilized in the consolidated return. It is the policy of the Parent that it will reimburse its subsidiaries for any tax benefits recorded. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on apportionment factors.

The Company had a receivable from the Parent for federal income taxes of $4,532 at December 31, 2010.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2010 are as follows:

Deferred income tax assets:	
Deferred compensation and bonuses	$ 561
Other	331
Total deferred income tax assets	892
Deferred income tax liabilities:	
Internally developed software	(7,045)
Unrealized gain/loss on investment-related items	(4,312)
Total deferred income tax liabilities	(11,357)
Net deferred income tax liability	$ (10,465)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company had no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2010.

12. Commitments and Contingencies

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, any reserves related to these guarantees are not estimable, and the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no reserves have been recorded in relation to these guarantees.

The Company may be involved in the normal course of business in legal, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its operations. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened volatility in the financial markets, such as those which have been experienced from the latter part of 2007 through 2009, and significant recently enacted financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, the Financial Industry Regulatory Authority, and other governmental and quasi-governmental authorities concerning the Company's business activities and practices. These legal and regulatory inquiries, proceedings and potential disputes are subject to uncertainties and, as such, the Company is unable to predict the ultimate resolution or range of loss that may result. There are currently no matters that management believes could have a material adverse impact on the financial condition of the Company.

13. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

ERNST & YOUNG

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

The Board of Directors and Management
American Enterprise Investment Services, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of American Enterprise Investment Services, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, which included copies of the wires to SIPC. We noted no differences.

2. Compared the amounts reported on the Company's SIPC Assessment Worksheet, as prepared by management and derived from the Company's FOCUS reports for the period from January 1, 2010 through December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 through December 31, 2010. We noted no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as prepared by management and derived from the Company's general ledger. We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. We noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 11, 2011

Ernst & Young LLP

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